Third Quarter Report
September 30, 2010

Oncolytics Biotech Inc.
TSX:ONC
NASDAQ:ONCY

Oncolytics’ Q3 2010 Message to Shareholders

In the third quarter, we continued to support a broad range of activities critical to moving REOLYSIN® towards becoming an approved cancer therapeutic.  To this end, our focus is on moving forward the key elements of our program including clinical development, manufacturing, and intellectual property.  While we have progressed to Phase III clinical studies for a first indication, the breadth of our clinical program will help support better decisions with respect to other additional indications we may investigate in the future.   Subsequent to quarter end, we also took steps to strengthen our balance sheet raising gross proceeds of $28.77 million in a bought deal financing.

Phase III Clinical Trial Enrolling Patients
During the quarter we announced that we had received a No Objection Letter from Health Canada to expand enrollment of our Phase III study in head and neck cancer in Canada. We are now enrolling into the first stage of the trial at centres in the U.S., U.K., Belgium and Canada although we may elect to add additional jurisdictions as the trial advances. Canadian centres are expected to join those that are already enrolling in the other three jurisdictions in the fourth quarter. Conducting the trial in multiple jurisdictions allows us to work with leading physicians internationally and access a broad patient population, obtaining data that could ultimately support regulatory submissions in a range of countries.

Broadening Our Clinical Program
During the quarter we announced that the Gynecologic Oncology Group (GOG) intended to conduct a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer (GOG186H). The study will be sponsored by the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health, under its Clinical Trials Agreement with Oncolytics. Oncolytics will provide clinical supplies of REOLYSIN for this study. The Study Chair will be Dr. David E. Cohn of The Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute. We expect this study to begin enrolling patients in the near term.

These types of collaborations play an important role in our clinical program as they allow us to cost effectively expand our clinical program into indications beyond the ones we are advancing and increase the number of patients we have overall safety, and increasingly efficacy, data on. This trial is our second randomized study.

Additional Early Clinical and Preclinical Results
Subsequent to quarter end, we announced that interim data from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases was presented at the International Symposium on Cytotoxic T-lymphocytes (CTL) and Immunostimulation being held in Pamplona, Spain. On histological analysis of six patients to date, there was evidence of replication and tumour cell death in the tumours of four of six patients, two of which had confirmed Kras mutations in codon 12 (the most common ras mutation). The researchers concluded that reovirus can be successfully delivered specifically to colorectal liver metastases following intravenous administration as a monotherapy and that pre-operative treatment was safe, suggesting that application of oncolytic viral therapy can be widened to the neoadjuvant setting. Further translational studies with biological endpoints, particularly co-administering reovirus with chemotherapy, would further inform how to maximize the efficacy of this novel biotherapy in cancer patients. The interim findings from this study are further supportive of our decision to conduct a Phase I study of REOLYSIN in combination with FOLFIRI in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer, which we expect to begin enrolling in the near term.

Recently, we also announced an abstract, entitled “REOLYSIN induces endoplasmic reticular stress in multiple myeloma and enhances the activity of bortezomib”, indicating that the combination of REOLYSIN and bortezomib significantly reduced tumor burden in both xenograft and syngeneic multiple myeloma mouse models. The authors concluded that REOLYSIN is a promising anticancer agent that displays activity against multiple myeloma alone and in combination with bortezomib and warrants further investigation for the treatment of multiple myeloma and other malignancies. This work demonstrates our ongoing commitment to expanding our clinical program into additional cancer types, beyond the work done to date in solid tumors.

Strengthening the Balance Sheet
In November, we closed a bought deal financing issuing 6,256,000  units of the Company at a price of $4.60 per unit for gross proceeds to the Company of approximately $28.77million. Securing these funds substantially strengthens our balance sheet and should provide us with the ability to complete our first Phase III study without the need for outside assistance while also advancing our broader clinical program.

Looking Ahead
Our fundamentals continue to strengthen as our clinical program gathers momentum. Our focus in the near-term remains on completing enrollment in the first 80-patient stage of our Phase III study as additional centres begin enrolling patients. We expect 2011 to be an exciting year for the Company as we advance and report on an array of clinical initiatives. I would like to thank all stakeholders for their ongoing support and I look forward to reporting on our progress in the future.

Dr. Brad Thompson
President and CEO

November 9, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2010 and 2009, and should also be read in conjunction with the audited consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2009.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation.  Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2010 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our activities on the development of REOLYSIN®, our potential cancer therapeutic.  We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development.  We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the development stage should generally be regarded as speculative.  It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful.  There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations.  Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance.  There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

See also “RISK Factors Affecting Future Performance” in our 2009 MD&A.

REOLYSIN ® Development Update for the Third Quarter of 2010

We continue to develop our lead product REOLYSIN® as a potential cancer therapy.  Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products.  In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.

Clinical Trial Program

We began the third quarter of 2010 with ten clinical trials, either enrolling patients or approved to commence enrollment.  We currently sponsor four of these trials which includes our randomized Phase III head and neck clinical trial associated with our Special Protocol Assessment agreement with the U.S. Food and Drug Administration (“FDA”).  The other six clinical trials are sponsored by other institutions including the U.S. National Cancer Institute (“NCI”), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”) and the University of Leeds (“Leeds”).

During the third quarter of 2010, we expanded our clinical trial program to include a second randomized study as the Gynecologic Oncology Group received approval to commence a randomized Phase II ovarian cancer clinical study that will be sponsored by the NCI.

We exited the third quarter of 2010 with eleven clinical trials.  Four of the eleven are funded by us and the remainder are sponsored by the NCI, CTRC, and Leeds. Our clinical trial program is currently examining various cancer indications including head and neck, non-small cell lung, ovarian, pancreatic, colorectal, melanoma, and squamous cell carcinoma of the lung among others.

Clinical Trials – Second Randomized Clinical Trial

U.S. Randomized Phase II Combination REOLYSIN® Paclitaxel Clinical Trial for Ovarian Cancer

During the third quarter of 2010, the Gynecologic Oncology Group (GOG) received approval to commence a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN® in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer (GOG186H). The study will be sponsored by the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the NCI, under our Clinical Trials Agreement.  The Study Chair will be Dr. David E. Cohn of The Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute.

This study is a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN® in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer. Patients will be randomized to receive either paclitaxel alone or paclitaxel plus REOLYSIN®. Patients in both arms will receive treatment with paclitaxel, with the second arm also receiving intravenous REOLYSIN®. Patients will receive standard doses of paclitaxel on days one, eight, and 15 every 28 days. In the second arm, patients will also receive, on days one through five of each 28-day cycle, intravenous REOLYSIN at a dose of 3x1010 TCID50.

The primary objectives of this trial are to estimate the progression-free survival hazard ratio of the combination of weekly paclitaxel with REOLYSIN® to weekly paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer and to determine the frequency and severity of adverse events associated with treatment with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN® as assessed by Common Terminology Criteria for Adverse Events (CTCAE). The secondary objectives are to estimate the progression-free survival and overall survival of patients treated with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN®; to estimate (and compare) the proportion of patients who respond to the regimen on each arm of the study (according to RECIST 1.1 with measurable patients and by CA-125 for those patients with detectable disease only); and to characterize and compare progression-free survival and overall survival in patients with measurable disease (RECIST 1.1 criteria) and patients with detectable (nonmeasurable) disease. The study is expected to enroll up to 150 patients.

Clinical Trial – Phase III Head and Neck Pivotal Trial

During the third quarter of 2010, we continued to expand the number of jurisdictions of our Phase III head and neck pivotal trial to include Canada.  In the third quarter of 2010, we received a No Objection Letter from Health Canada to conduct our Phase III pivotal trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.  We now have authorization to commence this trial in four jurisdictions including the U.S., the U.K. and Belgium.

Intellectual Property

At the end of the third quarter of 2010, we had been issued over 250 patents including 40 U.S. and 11 Canadian patents as well as issuances in other jurisdictions.  We also have over 200 patent applications filed in the U.S., Canada and other jurisdictions.  We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028.  Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financial Impact

At the beginning of the third quarter of 2010, we estimated that our cash requirements for 2010 will be approximately $21 million.  Our cash usage for the nine month period ending September 30, 2010 was $14,218,124 from operating activities and $52,199 for the purchases of capital assets.  Our net loss for the nine month period ending September 30, 2010 was $12,502,207.

Cash Resources

We exited the third quarter of 2010 with cash and short term investments totaling $19,708,009 (see “Liquidity and Capital Resources”).

Expected REOLYSIN® Development for the Remainder of 2010

Our planned development activity for REOLYSIN® for the remainder of 2010 is made up of clinical, manufacturing, intellectual property and collaboration programs.  Our 2010 clinical program includes continuing patient enrollment in our Phase 3 head and neck clinical trial.  As well, we continue to expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Our 2010 manufacturing program has been expanded to include three 100-litre production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to the various clinical sites as required, and performing smaller process development studies examining formulation, validation and additional scale up.

Recent Developments

Clinical Trial Program – Results

U.K. Transitional Colorectal Cancer Clinical Trial Study

On October 26, 2010 we announced interim data from our U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases was presented at the International Symposium on Cytotoxic T-lymphocytes (CTL) and Immunostimulation being held in Pamplona, Spain. The presentation was given by principal investigator Professor Alan Melcher of Leeds Institute of Molecular Medicine, University of Leeds, UK.

The trial is an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients were treated with intravenous REOLYSIN at 1x1010 TCID50, one to three weeks prior to planned surgery. After surgery, the tumour and surrounding liver tissue was assessed for viral status and anti-tumour effects.

On histological analysis of six patients, there was evidence of replication and tumour cell death in the tumours of four of six patients, two of which had confirmed Kras mutations in codon 12 (the most common ras mutation).  The other two of these four patients' samples were still being analyzed for Kras status. There was no evidence of replication in samples analyzed from two of the six patients. The researchers concluded that reovirus can be successfully delivered specifically to colorectal liver metastases following intravenous administration as a monotherapy and that pre-operative treatment was safe, suggesting that application of oncolytic viral therapy can be widened to the neoadjuvant setting.

Bought Deal Financing
On November 8, 2010, we announced that we had closed our previously announced $25 million financing in which we entered into an agreement with a syndicate of underwriters pursuant to which they purchased, on a bought deal basis, 5,440,000 units (the "Units") of the Company at a price of $4.60 per Unit for gross proceeds of approximately $25 million (the "Offering"). The Offering was conducted through a syndicate of underwriters led by Paradigm Capital Inc., and including RBC Dominion Securities Inc., Canaccord Genuity Corp., and Bloom Burton & Co. Inc. (collectively the "Underwriters").

In connection with the Offering, the Underwriters also exercised in full an option (the "Over-Allotment Option") to purchase an additional 816,000 Units sold under the Offering at a price of $4.60 per Unit, on the same terms and conditions as the Offering.  With the Over-Allotment Option exercised in full, the aggregate gross proceeds of the Offering was approximately $28.77 million.  Each Unit consists of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share at a price of $6.15 at any time until November 8, 2012.

We intend to use the net proceeds from the Offering to fund our ongoing Phase III combination REOLYSIN® and paclitaxel/carboplatin clinical trial for patients with platinum-failed head and neck cancers, our other clinical activities, manufacturing activities in support of our clinical trial program, and for general corporate and working capital purposes.

U.S. Qualifying Therapeutic Discovery Tax Refund

On November 2, 2010, we received a cash grant of approximately U.S.$244,000 under the U.S. Government’s Qualifying Therapeutic Discovery Project program (“QTDP”) for our oncology program.  The QTDP was created by Congress in March 2010 as part of the Patient Protection and Affordable Care Act and provides a tax credit or grant equal to 50% of eligible costs and expenses for tax years 2009 and 2010. The Department of Treasury allocated these credits and grants among qualified applicants since the program was oversubscribed.

THIRD QUARTER RESULTS OF OPERATIONS
(for the three months ended September 30, 2010 and 2009)

Net loss for the three month period ending September 30, 2010 was $4,009,022 compared to $2,693,992 for the three month period ending September 30, 2009.

Research and Development Expenses (“R&D”)

	$2010	$2009
Clinical trial expenses	1,091,019	536,168
Manufacturing and related process development expenses	614,200	431,405
Intellectual property	352,966	217,668
Research collaboration expenses	141,499	132,262
Scientific research and development refund	(287,506)	—
Other R&D expenses	588,429	636,864
Research and development expenses	2,500,607	1,954,367

Clinical Trial Program

	$2010	$2009
Direct clinical trial expenses	601,180	536,168
Phase III start up expenses	489,839	—
Clinical trial expenses	1,091,019	536,168

During the third quarter of 2010, our direct clinical trial expenses increased to $601,180 compared to $536,168 for the third quarter of 2009.  In the third quarter of 2010, we incurred direct patient expenses related to the four clinical trials we are sponsoring compared to the three clinical trials in the third quarter of 2009.  We also continued to incur start up costs in the third quarter of 2010 related to our randomized Phase III head and neck clinical trial that were not incurred during the third quarter of 2010.

Manufacturing & Related Process Development (“M&P”)

	$2010	$2009
Product manufacturing expenses	456,969	378,041
Process development expenses	157,231	53,364
Manufacturing and related process development expenses	614,200	431,405

During the third quarter of 2010, our M&P expenses increased to $614,200 compared to $431,405 for the third quarter of 2009.  In the third quarter of 2010, we completed the fill and packaging process for the 100 litre cGMP run that was completed in the second quarter of 2010.  As well, there was an increase in our shipping activity in the third quarter of 2010 compared to the third quarter of 2009, as we supplied our expanding clinical trial sites with REOLYSIN®.  In the third quarter of 2009, we completed the fill and packaging process of the 100 litre cGMP production run that was completed at the end of the second quarter of 2009.

Our process development expenses for the third quarter of 2010 were $157,231 compared to $53,364 for the third quarter of 2009.  During the third quarter of 2010, our process development activity continued to focus on optimization and validation studies.  In the third quarter of 2009, we were focused on process validation studies.

Intellectual Property Expenses

	$2010	$2009
Intellectual property expenses	352,966	217,668

Our intellectual property expenses for the third quarter of 2010 were $352,966 compared to $217,668 for the third quarter of 2009.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the third quarter of 2010, we had been issued over 250 patents including 40 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 200 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2010	$2009
Research collaboration expenses	141,499	132,262

Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  During the third quarters of 2010 and 2009, we continued to selectively enter into collaborations and also incurred costs for collaborative studies that were already ongoing.

Scientific Research and Development Refund
	$2010	$2009
Scientific research and development refund	(287,506)	—

During the third quarter of 2010, we received scientific research and development refunds totaling $287,506 from the Alberta and Quebec governments.

Other Research and Development Expenses

	$2010	$2009
R&D consulting fees	5,848	102,697
R&D salaries and benefits	517,172	463,578
Other R&D expenses	65,409	70,589
Other research and development expenses	588,429	636,864

During the third quarter of 2010, our other research and development expenses decreased to $588,429 compared to $636,864 for the third quarter of 2009.  During the third quarter of 2009, we incurred additional R&D consulting costs relating to our Special Protocol Assessment and U.S. randomized Phase III filings that did not occur in the third quarter of 2010.  As well, we incurred additional salaries and benefit costs relating to our increased staff levels required to support our randomized Phase III pivotal clinical trial.

Operating Expenses

	$2010	$2009
Public company related expenses	586,781	400,439
Office expenses	308,878	335,585
Operating expenses	895,659	736,024

During the third quarter of 2010, our public company related expenses were $586,781 compared to $400,439 for the third quarter of 2009.  In the third quarter of 2010, our investor relations, public relations, and business development activities increased compared to the third quarter of 2009.

Our office expense activity during the third quarter of 2010 remained consistent compared to the third quarter of 2009.

Stock Based Compensation

	$2010	$2009
Stock based compensation	397,675	7,982

Stock based compensation for the third quarter of 2010 was $397,675 compared to $7,982 for the third quarter of 2009.  During the third quarter of 2010, we incurred stock based compensation associated with the grant of 300,000 stock options which vested upon issuance along with the vesting of options previously granted.  During the third quarter of 2009 there was no grant of stock options.

Foreign Exchange (Gain) Loss

	$2010	$2009
Foreign exchange (gain) loss	216,859	(16,793)

During the third quarter of 2010, our foreign exchange loss was $216,859 compared to a foreign exchange gain of $16,793 for the third quarter of 2009.  We currently hold U.S.$5,399,882.  The foreign exchange loss is primarily a result of the strengthening of the Canadian dollar compared to the U.S. dollar during the third quarter of 2010.

YEAR TO DATE RESULTS OF OPERATIONS
(for the nine months ended September 30, 2010 and 2009)

Net loss for the nine month period ending September 30, 2010 was $12,502,207 compared to $10,986,395 for the nine month period ending September 30, 2009.

Research and Development Expenses (“R&D”)

	$2010	$2009
Clinical trial expenses	2,994,105	2,961,045
Manufacturing and related process development expenses	3,625,691	2,120,642
Intellectual property expenditures	677,133	766,995
Research collaboration expenses	157,613	323,695
Scientific research and development refund	(287,506)	—
Other R&D expenses	1,734,052	1,833,855
Research and development expenses	8,901,088	8,006,232

Clinical Trial Program

	$2010	$2009
Direct clinical trial expenses	1,841,524	2,961,045
Phase III start up expenses	1,152,581	—
Clinical trial expenses	2,994,105	2,961,045

During the nine month period ending September 30, 2010, our direct clinical trial expenses decreased to $1,841,524 compared to $2,961,045 for the nine month period ending September 30, 2009.  During this period of 2010, we incurred direct patient expenses relating to the four trials that we are currently sponsoring.  During the same period in 2009, we incurred direct patient expenses for 10 clinical trials completing enrollment in six of these trials by the end of September 2009.  We have also incurred start up costs associated with our randomized Phase III head and neck cancer clinical trial during the nine month period ending September 30, 2010 that were not incurred during the same period of 2009.

We still expect our clinical trial expenses to increase in 2010 compared to 2009.  Our Phase III pivotal trial is enrolling and we now expect completion of stage one of this trial (approximately 80 patients) to occur in 2011.  As well, we expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Manufacturing & Related Process Development (“M&P”)

	$2010	$2009
Product manufacturing expenses	3,013,313	1,814,073
Process development expenses	612,378	306,569
Manufacturing and related process development expenses	3,625,691	2,120,642

Our M&P expenses for the nine month period ending September 30, 2010 increased to $3,625,691 compared to $2,120,642 for the nine month period ending September 30, 2009.

During the nine month period ending September 30, 2010, we completed the bulk production of two 100-litre cGMP production runs compared to only one 100-litre cGMP production run in 2009.  As well, we completed the vial, fill and packaging activities for both of the 2010 cGMP production runs along with a cGMP production run that was completed at the end of 2009.  For the nine month period ending September 30, 2009, we also we completed the vial, label and packaging process for our 40-litre runs from 2008 and commenced the validation of a larger scale vial, labeling and packaging process.

Our process development expenses for the nine month period ending September 30, 2010 were $612,378 compared to $306,569 for the nine month period ending September 30, 2009.  During the nine month period ending September 30, 2010, our process development activity focused on optimization and validation studies.  During the same period of 2009, we developed and completed our lyophilization formulation plan and continued with process validation studies.

We continue to expect that our M&P expenses for 2010 will increase compared to 2009.  We now expect to expand our manufacturing program to include a third 100-litre cGMP production run in the fourth quarter of 2010.  We also expect to continue to perform a number of small scale process development studies focusing on formulation, process validation, stability and scale up.

Intellectual Property Expenditures

	$2010	$2009
Intellectual property expenditures	677,133	766,995

Our intellectual property expenditures for the nine month period ending September 30, 2010 were $677,133 compared to $766,995 for the nine month period ending September 30, 2009.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the third quarter of 2010, we had been issued over 250 patents including 40 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 200 patent applications filed in the U.S., Canada and other jurisdictions.

We expect that our intellectual property expenditures will remain consistent compared to 2009.

Research Collaborations

	$2010	$2009
Research collaboration expenses	157,613	323,695

During the nine month period ending September 30, 2010, our research collaboration expenses were $157,613 compared to $323,695 for the nine month period ending September 30, 2009.  Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  For the nine month period ending September 30, 2010, we selectively entered into additional research collaborations.  For same period of 2009, we completed the collaborative agreements we had entered into in 2008 and selectively entered into additional collaborations.

We now expect that our research collaboration expenses will be lower compared to 2009.

Scientific Research and Development Refund
	$2010	$2009
Scientific research and development refund	(287,506)	—

During the nine month period ending September 30, 2010 we received scientific research and development refunds totaling $287,506 from the Alberta and Quebec governments.

Other Research and Development Expenses

	$2010	$2009
R&D consulting fees	59,821	260,884
R&D salaries and benefits	1,481,493	1,385,727
Other R&D expenses	192,738	187,244
Other research and development expenses	1,734,052	1,833,855

For the nine month period ending September 30, 2010, our other research and development expenses decreased to $1,734,052 compared to $1,833,855 for the nine month period ending September 30, 2009.  During the nine month period ending September 30, 2009, we incurred additional R&D consulting costs relating to our Special Protocol Assessment and U.S. randomized Phase III filings that did not occur in 2010.   As well, we incurred additional salaries and benefit costs relating to our increased staff levels required to support our randomized Phase III pivotal clinical trial.

We still expect that our Other R&D expenses will remain consistent with 2009.

Operating Expenses

	$2010	$2009
Public company related expenses	2,049,548	1,658,384
Office expenses	928,854	1,045,125
Operating expenses	2,978,402	2,703,509

During the nine month period ending September 30, 2010, our public company related expenses were $2,049,548 compared to $1,658,384 for the nine month period ending September 30, 2009.  During this period of 2010, we incurred professional fees associated with the renewal of our base shelf prospectus and incurred additional costs associated with our AGM that were not incurred in 2009.  As well, our investor relations, public relations, and business development activities increased for the nine month period ending September 30, 2010 compared to the same period for 2009.

During the nine month period ending September 30, 2010, our office expenses were $928,854 compared to $1,045,125 for the nine month period ending September 30, 2009.  These activities have continued to remain consistent.

Stock Based Compensation

	$2010	$2009
Stock based compensation	400,103	28,163

Stock based compensation for the nine month period ending September 30, 2010 was $400,103 compared to $28,163 for the nine month period ending September 30, 2009.  During this period of 2010, we incurred stock based compensation associated with the grant of 300,000 stock options which vested upon issuance along with the vesting of options previously granted.

Foreign Exchange Loss

	$2010	$2009
Foreign exchange loss	214,009	42,345

During the nine month period ending September 30, 2010, our foreign exchange loss was $214,009 compared to a foreign exchange loss of $42,345 for the nine month period ending September 30, 2009.  We currently hold U.S.$5,399,882.  The foreign exchange loss is primarily a result of the strengthening of the Canadian dollar compared to the U.S. dollar during the nine month period ending September 30, 2010.

Commitments

As at September 30, 2010, we are committed to payments totaling $2,000,000 for activities related to manufacturing, clinical trial activity and collaborations.  All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2010			2009				2008
	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss (3)	4,009	4,352	4,141	5,245	2,694	4,335	3,958	4,760
Basic and diluted loss per common share(3)	$0.07	$0.07	$0.07	$0.09	$0.05	$0.09	$0.09	$0.11
Total assets(1), (4)	21,137	26,569	30,159	35,593	10,240	12,755	9,802	13,987
Total cash(2), (4)	19,708	24,885	28,823	34,129	9,655	11,983	9,292	13,277
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)
Included in net loss and loss per common share between September 2010 and October 2008 are quarterly stock based compensation expenses of $397,675, $1,399, $1,029, $396,110, $7,982, $8,544, $11,637, and $9,084, respectively.

(4)	We issued 17,524,211 common shares for net cash proceeds of $37,052,900 in 2009 (2008 – 2,650,000 common shares for net cash proceeds of $3,421,309)
(5)	We have not declared or paid any dividends since incorporation.

LIQUIDITY AND CAPITAL RESOURCES

	September 30, 2010 $	December 31, 2009 $

Cash and cash equivalents	16,098,135	32,448,939
Short-term investments	3,609,874	1,679,937
Working capital	18,428,147	30,474,138

The decrease in our net cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $14,218,124 which includes a reduction in net change in non-cash working capital of $2,374,876 for the nine month period ending September 30, 2010.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection.  To date, we have funded our operations through the issue of additional capital via public and private offerings and acquisition of a private company.  We continue to estimate the cost of our operations in 2010 to be approximately $21 million.

We manage our research and development plan with the objective of ensuring optimal use of our existing resources.  Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2011.  Factors that will affect our anticipated cash usage for the remainder of 2010 and into 2011 and for which additional funding might be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number and timing of manufacturing runs required to supply our clinical trial and manufacturing validation programs and the cost of each run, and the level of collaborative activity undertaken.

We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we continue to evaluate all types of financing arrangements.  We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available.  As a result, we renewed our base shelf prospectus on June 10, 2010 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units.  Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  We were able to take advantage of our previous base shelf in 2009 with our two public offerings along with the exercise of the related warrants raising approximately $35 million.  Our renewed base shelf expires in July 2012.

International Financial Reporting Standards “IFRS”

The Canadian Institute of Chartered Accountants’ Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.  For the nine month period ending September 30, 2010, we have been progressing through the implementation and review phase of our IFRS transition plan.  We are currently reconciling our opening balance sheet and preparing draft financial statements using our expected IFRS accounting policies.

We have commenced the process to transition from current Canadian GAAP (“GAAP”) to IFRS.  Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.  This phase was finalized in 2008.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority.  This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

During the nine month period ending September 30, 2010, we continued to progress through the implementation and review phase of our transition plan.  We are currently reconciling our opening balance sheet and preparing draft financial statements based on our expected IFRS accounting policies and the following exemptions and GAAP to IFRS differences:

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Upon review of IFRS 1, and as at September 30, 2010, we expect to utilize the exemptions relating to investments in subsidiaries, jointly controlled entities and associates and relating to cumulative translation differences.  We do not expect there to be a significant impact on our financial statements as a result of using these exemptions.  As well, based on the transactions we have incurred to date and our specific facts, we believe it will not be necessary to utilize other exemptions made available by IFRS 1.  As we move towards actual implementation and reporting under IFRS, we will continue to monitor our transactions and make use of any exemptions that we determine are appropriate in the circumstances.

Other GAAP to IFRS Differences

Functional Currency

There are differences in the determination of an entity’s functional currency between GAAP and IFRS.  We are reviewing the facts of each of the entities within our corporate structure and we expect that our functional currencies should not change.

Foreign Currency Translation

The foreign currency translation of our subsidiaries may differ under IFRS compared to GAAP.  This is dependent on our conclusion relating to the functional currency of each of our subsidiaries.  We expect the impact of this difference to be insignificant.

Income Taxes

The IFRS standard, IAS 12 “Income Taxes” continues to be under review with a new standard expected to be issued during the first half of 2011.  We expect that, regardless of the results of the review, there will be differences between IFRS and GAAP, but the impact will depend on the final standard.  Based on our present understanding, we are not expecting the standard to impact our balance sheet or income statement, but expect it will impact our valuation allowance within our income tax disclosure.  The final impact will not be known until the standard is finalized.

Treatment of Warrants with an Exercise Price Denominated in a Foreign Currency

There is a difference between GAAP and IFRS on the treatment of warrants with an exercise price denominated in a currency other than the entity’s functional currency.  Currently, IFRS would require accounting for these warrants as a liability measured at fair value with changes in fair value recorded in the consolidated statement of loss and comprehensive loss.  GAAP requires these warrants to be accounted for as an equity instrument.  We currently estimate that the impact on our interim consolidated financial statements would be to increase our liabilities and decrease our equity by approximately $3.7 million.

Financial Statement Presentation

There are differences between GAAP and IFRS relating to the presentation of financial statements.  We are currently reviewing the impact of these differences.  We expect that we will no longer be required to present cumulative from inception balances on our statements of loss and comprehensive loss and cash flows and our share capital note will be condensed to only include the years presented.

OTHER MD&A REQUIREMENTS

We have 67,842,669 common shares outstanding at November 9, 2010.  If all of our warrants (5,445,160) and options (3,919,693) were exercised we would have 77,207,522 common shares outstanding.

Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2010 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Oncolytics Biotech Inc.

September 30, 2010

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	September 30, 2010 $	December 31, 2009 $
ASSETS
Current
Cash and cash equivalents [note 7]	16,098,135	32,448,939
Short-term investments [note 7]	3,609,874	1,679,937
Accounts receivable	30,791	64,787
Prepaid expenses	499,261	507,408
	20,238,061	34,701,071

Property and equipment	215,032	208,320
Long term investment [note 11]	684,000	684,000
	21,137,093	35,593,391
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,809,914	4,226,933

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued: 61,573,469 (December 31, 2009 – 61,549,969) [note 9]	131,992,086	131,908,274
Warrants [note 9]	2,073,441	4,511,441
Contributed surplus [note 3]	16,551,859	13,734,743
Deficit [note 4]	(131,290,207)	(118,788,000)
	19,327,179	31,366,458
	21,137,093	35,593,391

See accompanying notes

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending September 30, 2010 $	Three Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2010 $	Nine Month Period Ending September 30, 2009 $	Cumulative from inception on April 2, 1998 to September 30, 2010 $
Revenue
Rights revenue	—	—	—	—	310,000
	—	—	—	—	310,000
Expenses
Research and development	2,500,607	1,954,367	8,901,088	8,006,232	95,039,379
Operating	895,659	736,024	2,978,402	2,703,509	31,597,934
Stock based compensation	397,675	7,982	400,103	28,163	5,593,220
Foreign exchange loss/(gain)	216,859	(16,793)	214,009	42,345	983,152
Amortization – intellectual property	—	—	—	180,750	3,615,000
Amortization – property and equipment	15,981	15,772	45,487	49,612	607,568
	4,026,781	2,697,352	12,539,089	11,010,611	137,436,253
Loss before the following:	4,026,781	2,697,352	12,539,089	11,010,611	137,126,253

Interest income	(17,759)	(3,360)	(36,882)	(24,216)	(6,600,328)
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Loss before income taxes	4,009,022	2,693,992	12,502,207	10,986,395	132,383,207
Future income tax recovery	—	—	—	—	(1,093,000)
Net loss and comprehensive loss for the period	4,009,022	2,693,992	12,502,207	10,986,395	131,290,207
Basic and diluted loss per share	0.07	0.05	0.20	0.23
Weighted average number of shares (basic and diluted)	61,570,046	49,465,849	61,558,859	46,942,128

See accompanying notes

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending September 30, 2010 $	Three Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2010 $	Nine Month Period Ending September 30, 2009 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(4,009,022)	(2,693,992)	(12,502,207)	(10,986,395)	(131,290,207)
Deduct non-cash items
Amortization – intellectual property	—	—	—	180,750	3,615,000
Amortization – property and equipment	15,981	15,772	45,487	49,612	607,568
Stock based compensation	397,675	7,982	400,103	28,163	5,593,220
Other non-cash items [note 5]	211,990	—	213,369	—	1,707,706
Net changes in non-cash working capital [note 5]	(1,582,647)	60,253	(2,374,876)	(1,517,967)	1,279,862
	(4,966,023)	(2,609,985)	(14,218,124)	(12,245,837)	(118,486,851)
INVESTING ACTIVITIES
Capital assets	(8,701)	(1,325)	(52,199)	(4,674)	(875,267)
Purchase of short-term investments	(1,929,937)	—	(1,929,937)	—	(53,026,738)
Redemption of short-term investments	—	—	—	5,846,634	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343
	(1,938,638)	(1,325)	(1,982,136)	5,841,960	(1,906,680)
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	8,825	342,570	62,825	715,835	30,574,103
Proceeds from acquisition of private company [note 8]	—	—	—	1,800,120	1,800,120
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	—	(59,893)	—	6,112,746	66,320,777
	8,825	282,677	62,825	8,628,701	136,832,385
Increase (decrease) in cash and cash equivalents during the period	(6,895,836)	(2,328,633)	(16,137,435)	2,224,824	16,438,854
Impact of foreign exchange on cash and cash equivalents	(211,990)	—	(213,369)	—	(340,719)
Cash and cash equivalents, beginning of the period	23,205,961	11,983,352	32,448,939	7,429,895	—
Cash and cash equivalents, end of the period	16,098,135	9,654,719	16,098,135	9,654,719	16,098,135

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2010

1.	INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “we”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd.  On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics.  The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.  ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited financial statements.  The information as at and for the year ended December 31, 2009 has been derived from our annual audited consolidated financial statements.

The accounting policies used in the preparation of these interim consolidated financial statements conform to those used in the Company's most recent annual financial statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

The Canadian Institute of Chartered Accountants’ Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.  For the nine month period ending September 30, 2010, we have been progressing through the implementation and review phase of our IFRS transition plan.  We are currently reconciling our opening balance sheet and preparing draft financial statements using our expected IFRS accounting policies.

We have commenced the process to transition from current Canadian GAAP (“GAAP”) to IFRS.  Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.  This phase was finalized in 2008.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority.  This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

During the nine month period ending September 30, 2010, we continued to progress through the implementation and review phase of our transition plan.  We are currently reconciling our opening balance sheet and preparing draft financial statements based on our expected IFRS accounting policies and the following exemptions and GAAP to IFRS differences:

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Upon review of IFRS 1, and as at September 30, 2010, we expect to utilize the exemptions relating to investments in subsidiaries, jointly controlled entities and associates and relating to cumulative translation differences.  We do not expect there to be a significant impact on our financial statements as a result of using these exemptions.  As well, based on the transactions we have incurred to date and our specific facts, we believe it will not be necessary to utilize other exemptions made available by IFRS 1.  As we move towards actual implementation and reporting under IFRS, we will continue to monitor our transactions and make use of any exemptions that we determine are appropriate in the circumstances.

Other GAAP to IFRS Differences

Functional Currency

There are differences in the determination of an entity’s functional currency between GAAP and IFRS.  We are reviewing the facts of each of the entities within our corporate structure and we expect that our functional currencies should not change.

Foreign Currency Translation
The foreign currency translation of our subsidiaries may differ under IFRS compared to GAAP.  This is dependent on our conclusion relating to the functional currency of each of our subsidiaries.  We expect the impact of this difference to be insignificant.

Income Taxes

The IFRS standard, IAS 12 “Income Taxes” continues to be under review with a new standard expected to be issued during the first half of 2011.  We expect that, regardless of the results of the review, there will be differences between IFRS and GAAP, but the impact will depend on the final standard.  Based on our present understanding, we are not expecting the standard to impact our balance sheet or income statement, but expect it will impact our valuation allowance within our income tax disclosure.  The final impact will not be known until the standard is finalized.

Treatment of Warrants with an Exercise Price Denominated in a Foreign Currency

There is a difference between GAAP and IFRS on the treatment of warrants with an exercise price denominated in a currency other than the entity’s functional currency.  Currently, IFRS would require accounting for these warrants as a liability measured at fair value with changes in fair value recorded in the consolidated statement of loss and comprehensive loss.  GAAP requires these warrants to be accounted for as an equity instrument.  We currently estimate that the impact on our interim consolidated financial statements would be to increase our liabilities and decrease our equity by approximately $3.7 million.

Financial Statement Presentation

There are differences between GAAP and IFRS relating to the presentation of financial statements.  We are currently reviewing the impact of these differences.  We expect that we will no longer be required to present cumulative from inception balances on our statements of loss and comprehensive loss and cash flows and our share capital note will be condensed to only include the years presented.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2010

3.      CONTRIBUTED SURPLUS

Amount $
Balance, December 31, 2008	13,349,801
Stock-based compensation	424,273
Exercise of stock options	(39,331)
Balance, December 31, 2009	13,734,743
Stock-based compensation, net of surrendered unvested stock options	400,103
Exercise of stock options	(20,987)
Expired warrants	2,438,000
Balance, September 30, 2010	16,551,859

4.      DEFICIT

	September 30, 2010 $	September 30, 2009 $
Deficit, beginning of the year	118,788,000	102,556,751
Net loss for the nine month period	12,502,207	10,986,395
Deficit, end of the period	131,290,207	113,543,146

5.      ADDITIONAL CASH FLOW DISCLOSURE

Net Change in Non-Cash Working Capital

	Three Month Period Ended September 30, 2010 $	Three Month Period Ended September 30, 2009 $	Nine Month Period Ended September 30, 2010 $	Nine Month Period Ended September 30, 2009 $	Cumulative from inception on April 2, 1998 to September 30, 2010 $
Changes in:
Accounts receivable	27,854	43,345	33,996	27,008	(30,791)
Prepaid expenses	219,157	128,559	8,147	(127,258)	(499,261)
Accounts payable and accrued liabilities	(1,829,658)	(111,651)	(2,417,019)	(1,417,717)	1,809,914
Net change in non-cash working capital	(1,582,647)	60,253	(2,374,876)	(1,517,967)	1,279,862

Other Non-Cash Items	Three Month Period Ended September 30, 2010 $	Three Month Period Ended September 30, 2009 $	Nine Month Period Ended September 30, 2010 $	Nine Month Period Ended September 30, 2009 $	Cumulative from inception on April 2, 1998 to September 30, 2010 $
Foreign exchange loss	211,990	—	213,369	—	749,355
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)
	211,990	—	213,369	—	1,707,706

6.      CAPITAL DISCLOSURES

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	September 30, 2010 $	December 31, 2009 $
Cash and cash equivalents	16,098,135	32,448,939
Short-term investments	3,609,874	1,679,937
Shareholders’ equity	19,327,179	31,366,458

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 10, 2010, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  The Base Shelf expires on July 10, 2012.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2010.

7.      CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash Equivalents

Cash equivalents consist of interest bearing deposits with our bank totaling $9,486,764 (December 31, 2009 - $15,518,939).  The current annual interest rate earned on these deposits is 0.70% (December 31, 2009 – 0.30%).

Short-Term Investments

Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
September 30, 2010
Short-term investments	3,609,874	3,609,874	Nil	3,609,874	3,609,874	0.55%

December 31, 2009
Short-term investments	1,679,937	1,679,937	Nil	1,679,937	1,679,937	0.17%

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2010

8.  FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable.  As at September 30, 2010, there are no significant differences between the carrying values of these amounts and their estimated market values.  Our long term investment is an equity investment in a private company with no active market for these securities and is measured at cost.

Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss for the nine month period ending September 30, 2010 by approximately $72,843.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss for the nine month period ending September 30, 2010 by approximately $101,948.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2010 are as follows:
	U.S. dollars $	British pounds £
Cash and cash equivalents	5,711,276	121,377
Accounts payable	(374,528)	(75,468)
	5,336,749	45,909

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 6.  Accounts payable are all due within the current operating period.

9.           SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares
Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2009	61,549,969	131,908,274	4,255,000	4,511,441
Expired warrants	—	—	(2,300,000)	(2,438,000)
Exercise of stock options	23,500	83,812	—	—
Balance, September 30, 2010	61,573,469	131,992,086	1,955,000	2,073,441

The following table summarizes our outstanding warrants as at September 30, 2010:

Exercise Price		Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$	US3.50	1,955,000	—	—	—	1,955,000	4.08
	$3.50	2,300,000	—	—	(2,300,000)	—	—
		4,255,000	—	—	(2,300,000)	1,955,000	4.08

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2010

10.           STOCK OPTIONS

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at September 30:
	2010		2009
	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $
Outstanding, beginning of the period	3,936,543	4.72	3,885,993	4.59
Granted during the period	315,000	3.12	—	—
Cancelled/expired during the period	(308,350)	10.00	—	—
Exercised during the period	(23,500)	2.67	(60,500)	0.85
Outstanding, end of the period	3,919,693	4.19	3,825,493	4.61
Options exercisable, end of the period	3,869,526	4.21	3,764,326	4.68

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2010:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	797,693	5.4	2.08	775,026	2.09
$2.70 - $3.33	1,407,750	6.4	3.13	1,392,750	3.14
$4.00 - $5.00	1,201,750	4.0	4.86	1,189,250	4.86
$6.77 - $9.76	434,500	2.4	8.19	434,500	8.19
$12.15 - $13.50	78,000	0.2	12.16	78,000	12.16
	3,919,693	4.9	4.19	3,869,526	4.21

The outstanding unvested options vest annually or after the completion of certain milestones.  We have reserved 6,134,997 common shares for issuance relating to outstanding stock options.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2010

The estimated fair value of stock options issued during the nine month period ending September 30, 2010 was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2010	2009

Risk-free interest rate	1.60%	—
Expected hold period to exercise	3.0 years	—
Volatility in the price of the Company’s shares	61.52%	—
Dividend yield	Zero	—
Weighted average fair value of options	$1.32	—

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

11.	LONG TERM INVESTMENT

In February 2010, we completed the conversion of our preferred share holding in British Canadian Biosciences Corp. (“BCBC”) into common shares.  BCBC is a privately held corporation and its common shares are not listed for trading in an active market.

12.           RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:

	Notes	Three Month Period Ending September 30, 2010 $	Three Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2010 $	Nine Month Period Ending September 30, 2009 $	Cumulative from inception on April 2, 1998 to September 30, 2010 $
Net loss for the period- Canadian GAAP	(2)	4,009,022	2,693,992	12,502,207	10,986,395	131,290,207
Amortization of intellectual property	(1)	—	—	—	(180,750)	(3,615,000)
Future income tax recovery	(1)	—	—	—	—	1,115,000
Revaluation of warrant liability	(3)	2,521,410	—	2,671,899	—	1,620,969
Net loss and comprehensive loss for the period - US GAAP		6,530,432	2,693,992	15,174,106	10,805,645	130,411,176
Basic and diluted loss per common share - US GAAP		(0.11)	(0.05)	(0.25)	(0.23)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:
			September 30, 2010		December 31, 2009
	Notes		Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Intellectual property	(1)		—	—	—	—
Warrant liability	(3)		—	3,694,950	—	1,023,051
Warrants	(3)		2,073,441	—	4,511,441	2,437,460
Contributed surplus	(1)		16,551,859	14,051,859	13,734,743	11,234,743
Deficit	(1	), (3)	131,290,207	130,411,176	118,788,000	115,237,070

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 was recorded as a consequence of SYNSORB’s acquisition of the Company’s shares and comprised intangible assets related to research and development activities.  The asset is now fully amortized.  Under U.S. GAAP, this would not have been capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss and comprehensive loss.  As a result, stock based compensation on the statement of loss and comprehensive loss would be reduced by $400,103 for the nine month period ending September 30, 2010 (2009 – $28,163) and research and development and operating expenses would increase by $4,103 and $396,000, respectively (2009 $28,163 and $nil, respectively).  Cumulative from inception stock based compensation would be reduced by $5,593,220 and cumulative from inception research and development and operating expenses would increase by $2,950,490 and $2,642,730, respectively.  There is no impact on the Company’s net loss.

3.	Treatment of Warrants with a Foreign Currency Exercise Price

Under U.S. GAAP, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with changes in fair value accounted for through the consolidated statement of loss and comprehensive loss.  The fair value of these warrants is determined using the Black Scholes Option Pricing Model.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2010

ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURE

Financial Liabilities
Financial liabilities include the warrant liability which has been designated as held for trading and has been measured at fair value determined by the Black Scholes Option Pricing Model.  These warrants have not been listed on an exchange and therefore do not trade on an active market.  Changes in fair value are recorded as a gain or loss in the statement of consolidated loss and comprehensive loss.  The inputs used for determining fair value on September 30, 2010 are: risk free interest rate – 1.40%, expected hold period to exercise – 1.00 years, volatility in the price of our shares – 64.0%, expected dividend yield of nil and the September 30, 2010 share price.

Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Accounting for Uncertainty in Income Taxes

The tax years 2003 – 2009 remain open for audit examination by the respective Canadian taxing jurisdictions.

13.           SUBSEQUENT EVENT

On November 8, 2010, we announced that we had closed our previously announced $25 million financing in which we entered into an agreement with a syndicate of underwriters pursuant to which they purchased, on a bought deal basis, 5,440,000 units (the "Units") of the Company at a price of $4.60 per Unit for gross proceeds of approximately $25 million (the "Offering"). The Offering was conducted through a syndicate of underwriters led by Paradigm Capital Inc., and including RBC Dominion Securities Inc., Canaccord Genuity Corp., and Bloom Burton & Co. Inc. (collectively the "Underwriters").

In connection with the Offering, the Underwriters also exercised in full an option (the "Over-Allotment Option") to purchase an additional 816,000 Units sold under the Offering at a price of $4.60 per Unit, on the same terms and conditions as the Offering.  With the Over-Allotment Option exercised in full, the aggregate gross proceeds of the Offering was approximately $28.77 million.

Each Unit consists of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share at a price of $6.15 at any time until November 8, 2012.

We intend to use the net proceeds from the Offering to fund our ongoing Phase III combination REOLYSIN® and paclitaxel/carboplatin clinical trial for patients with platinum-failed head and neck cancers, our other clinical activities, manufacturing activities in support of our clinical trial program, and for general corporate and working capital purposes.

Shareholder Information

For public company filings please go to www.sedar.com or contact us at:

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com

Officers

Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Operating Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property

Directors

Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, FCA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.